Exhibit 99.1 Reference Form 2017 Itaú Unibanco Holding S.A.Exhibit 99.1 Reference Form 2017 Itaú Unibanco Holding S.A.

Historical resubmission Version Reasons for resubmission Date of update Update in items 4.3, 4.4, 5.1, 7.2, 7.3, 7.5, 12.5/6, 12.7/8, V2 06/25/2018 12.12 and 13.11. Update in items 3.1 and 11.1. V3 07/30/2018 Update in items 15.3, 17.1, 17.2, 17.3, 17.4 and 17.5. V4 08/06/2018 Update in items 4.3, 10.3 and 15.7 V5 08/21/2018 Update in items 12.5/12.6 and 12.12 V6 09/11/2018 Update in items 8.2, 10.3b, 11.1, 12.5/12.6, 12.7/8 and V7 10/29/2018 12.12. Update in item 17.5. V8 11/12/2018 Update in itens 12.5/6, 12.12, 15.1/15.2, 15.3, 15.4, 15.8, V9 12/05/2018 19.2 and 19.3. Update in itens 12.5/6 and 12.12. V10 12/20/2018 Update in itens 12.5/6, 12.7/8 and 12.12 V11 01/10/2019 Update in itens 11.1, 11.2, 12.5/12.6, 12.7/12.8 and 12.12 V12 02/04/2019 Update in itens 12.5/6 and 12.7/8 V13 04/18/2019 Historical resubmission Version Reasons for resubmission Date of update Update in items 4.3, 4.4, 5.1, 7.2, 7.3, 7.5, 12.5/6, 12.7/8, V2 06/25/2018 12.12 and 13.11. Update in items 3.1 and 11.1. V3 07/30/2018 Update in items 15.3, 17.1, 17.2, 17.3, 17.4 and 17.5. V4 08/06/2018 Update in items 4.3, 10.3 and 15.7 V5 08/21/2018 Update in items 12.5/12.6 and 12.12 V6 09/11/2018 Update in items 8.2, 10.3b, 11.1, 12.5/12.6, 12.7/8 and V7 10/29/2018 12.12. Update in item 17.5. V8 11/12/2018 Update in itens 12.5/6, 12.12, 15.1/15.2, 15.3, 15.4, 15.8, V9 12/05/2018 19.2 and 19.3. Update in itens 12.5/6 and 12.12. V10 12/20/2018 Update in itens 12.5/6, 12.7/8 and 12.12 V11 01/10/2019 Update in itens 11.1, 11.2, 12.5/12.6, 12.7/12.8 and 12.12 V12 02/04/2019 Update in itens 12.5/6 and 12.7/8 V13 04/18/2019

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Andre Balestrin Cestare 213.634.648-25 Not applicable.	06/08/1978 Engineer	Board of Officers member only 19 – Other officers Officer	04/26/2018 06/25/2018	Annual No	1 0.00%
Renato Barbosa do Nascimento 161.373.518-90 Not applicable.	10/28/1971 Accountant	Board of Officers member only 19 – Other officers Officer	04/26/2018 06/25/2018	Annual No	1 0.00%
Tom Gouvêa Gerth 256.166.718-94 Not applicable.	08/29/1975 Business Administrator and Accountant	Board of Officers member only 19 – Other officers Officer	04/26/2018 06/25/2018	Annual No	1 0.00%
André Sapoznik 165.085.128-62 Not applicable.	02/24/1972 Engineer	Board of Officers member only 19 – Other officers Director Vice President	04/26/2018 06/25/2018	Annual No	2 0.00%
Gilberto Frussa 127.235.568-32 Not applicable.	10/20/1966 Lawyer	Board of Officers member only 19 – Other officers Officer	04/26/2018 06/25/2018	Annual No	2 0.00%
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Member of the Disclosure and Trading Committee	03/28/1977 Lawyer	Board of Officers member only 19 – Other officers Officer	04/26/2018 06/25/2018	Annual No	4 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Sérgio Mychkis Goldstein	11/12/1977	Board of Officers member only	04/26/2018	Annual	2
282.310.718-57	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer			
Claudia Politanski	08/31/1970	Board of Officers member only	04/26/2018	Annual	10
132.874.158-32	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Member of the Social Responsibility Committee		Director Vice President			
Alexsandro Broedel	10/05/1974	Board of Officers member only	04/26/2018	Annual	5
031.212.717-09	Accountant	19 – Other officers	06/25/2018	No	0.00%
Investor Relations Officer Chairman of the Disclosure ad Trading Committee		Executive Officer			
Emerson Macedo Bortoloto	07/25/1977	Board of Officers member only	04/26/2018	Annual	7
186.130.758-60	Information Technologist	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Tatiana Grecco	08/31/1973	Board of Officers member only	04/26/2018	Annual	1
167.629.258-63	Technologist in Construction	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer			
Candido Botelho Bracher	12/05/1958	Board of Officers member only	04/26/2018	Annual	10
039.690.188-38	Business Administrator	19 – Other officers	06/25/2018	No	0.00%
Member of the Social Responsibility Committee		Chief Executive Officer			
José Virgilio Vita Neto	09/13/1978	Board of Officers member only	04/26/2018	Annual	4
223.403.628-30	Lawyer	19 – Other officers	06/25/2018	No	0.00%
Not applicable.		Officer			
Rodrigo Luis Rosa Couto	08/08/1975	Board of Officers member only	04/26/2018	Annual	7
882.947.650-15	Business Administrator	19- Other officers	06/25/2018	No	0.00%
Not applicable.		Officer			
Fernando Barçante Tostes Malta	04/14/1968	Board of Officers member only	04/26/2018	Annual	2
992.648.037-34	Systems Analyst	19- Other officers	25/06/2018	No	0.00%
Not applicable		Executive Officer			
Paulo Sergio Miron	07/26/1966	Board of Officers member only	04/26/2018	Annual	3
076.444.278-30	Accountant	19- Other officers	06/25/2018	No	0.00%
Not applicable.		Executive Officer			
Adriano Cabral Volpini	12/06/1972	Board of Officers member only	10/25/2018	Annual	0
162.572.558-21	Business Administrator	19- Other officers	12/12/2018	No	0.00%
Not applicable.		Executive Officer			
Leila Cristiane Barboza Braga de Melo	10/04/1971	Board of Officers member only	04/26/2018	Annual	4
153.451.838-05	Lawyer	19- Other officers	06/25/2018	No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer			
Caio Ibrahim David	01/20/1968	Board of Officers member only	04/26/2018	Annual	2
101.398.578-85	Engineer	19- Other officers	01/03/2019	No	0.00%
Member of the Disclosure and Trading Committee		General Director

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
Milton Maluhy Filho	06/08/1976	Board of Officers member only	11/29/2018	Annual	0
252.026.488-80	Business Administrator	19- Other officers	01/03/2019	No	0.00%
Not applicable.		Director Vice President			
Márcio de Andrade Schettini	05/22/1964	Board of Officers member only	04/26/2018	Annual	3
662.031.207-15	Engineer	19 – Other officers	06/25/2018	No	0.00%
Not Applicable		General Director			
Ana Lúcia de Mattos Barretto Villela	10/25/1973	Board of Directors member only	04/25/2018	Annual	0
066.530.828-06	Pedagogic Professional	29- Other board officers	10/24/2018	Yes	0.00%
Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee		Member of the Board of Directors (non-executive director)			
Fábio Colletti Barbosa	10/03/1954	Board of Directors member only	04/25/2018	Annual	3
771.733.258-20	Business Administrator	29- Other board officers	10/24/2018	Yes	100.00%
Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee		Member of the Board of Directors (independent director)

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Gustavo Jorge Laboissière Loyola	12/19/1952	Board of Directors member only	04/25/2018	Annual	10
101.942.071-53	Economist	29 - Other board members	10/24/2018	Yes	100.00%
Member of the Related Parties Committee Member of the Compensation Committee Chairman of the Audi Committee		Member of the Board of Directors (independent director)			
José Galló	09/11/1951	Board of Directors member only	04/25/2018	Annual	2
032.767.670-15	Business Administrator	29 - Other board members	10/24/2018	Yes	84.62%
Member of the Personnel Committee		Member of the Board of Directors (independent director)			
Pedro Luiz Bodin de Moraes	07/13/1956	Board of Directors member only	04/25/2018	Annual	10
548.346.867-87	Economist	29 - Other board members	10/24/2018	Yes	100.00%
Member of the Compensation Committee Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee		Member of the Board of Directors (independent director)			
Pedro Moreira Salles	10/20/1959	Board of Directors member only	04/25/2018	Annual	10
551.222.567-72	Banker	29 – Other board members	24/10/2018	Yes	100.00%
Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee		Co-chairman of the Board of Directors (non-executive director)

12.5/6 - Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/25/2018 Annual 10 252.398.288-90 Engineer 29 - Other board members 10/24/2018 Yes 100.00% Member of the Strategy Committee Member of the Board of Directors (executive director) Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/25/2018 Annual 10 014.414.218-07 Business 29 - Other board members 10/24/2018 Yes 92.31% Administrator Member of the Personnel Committee Member of the Board of Directors (non-executive director) Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/25/2018 Annual 10 007.738.228-52 Engineer 29 - Other board members 10/24/2018 Yes 84.62% Member of the Capital and Risk Management Co-chairman of the Board of Directors (non-executive Committee director) Member of the Strategy Committee Chairman of the Compensation Committee 12.5/6 - Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/25/2018 Annual 10 252.398.288-90 Engineer 29 - Other board members 10/24/2018 Yes 100.00% Member of the Strategy Committee Member of the Board of Directors (executive director) Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/25/2018 Annual 10 014.414.218-07 Business 29 - Other board members 10/24/2018 Yes 92.31% Administrator Member of the Personnel Committee Member of the Board of Directors (non-executive director) Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/25/2018 Annual 10 007.738.228-52 Engineer 29 - Other board members 10/24/2018 Yes 84.62% Member of the Capital and Risk Management Co-chairman of the Board of Directors (non-executive Committee director) Member of the Strategy Committee Chairman of the Compensation Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
João Moreira Salles 295.520.008-58 Member of the Strategy Committee	04/11/1981 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (non-executive director)	04/25/2018 10/24/2018	Annual Yes	1 92.31%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee	05/06/1956 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (non-executive director)	04/25/2018 10/24/2018	Annual Yes	1 84.62%
Reinaldo Guerreiro 503.946.658-72 Not applicable.	02/10/1953 Accountant	Fiscal Council 46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	04/25/2018 10/24/2018	Annual Yes	1 0.00%
Alkimar Ribeiro Moura 031.077.288-53 Not applicable.	08/09/1941 Economist	Fiscal Council 43 - Fiscal Council (Effective) Nominated by the controlling stockholder	04/25/2018 10/24/2018	Annual Yes	2 100.00%
Eduardo Azevedo do Valle 598.809.967-04 Not applicable.	05/24/1957 Engineer	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by preferred stockholders	04/25/2018 10/24/2018	Annual No	2 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles 04/25/2018 Carlos Roberto de Albuquerque Sá 01/31/1950 Fiscal Council Annual 3 10/24/2018 212.107.217-91 Economist 44 - Fiscal Council (Effective) Nominated by preferred No 100.00% stockholders Not applicable. João Costa 08/10/1950 Fiscal Council 04/25/2018 Annual 9 Economist 46 - Fiscal Council (Alternate) Nominated by the 10/24/2018 Yes 0.00% 476.511.728-68 controlling stockholder Not applicable. José Caruso Cruz Henriques 12/31/1947 Fiscal Council 04/25/2018 Annual 7 372.202.688-15 Lawyer 40 – Chairman of the Fiscal Council Elected by the 10/24/2018 Yes 100.00% controlling stockholder Not applicable. 12.5/6 - Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles 04/25/2018 Carlos Roberto de Albuquerque Sá 01/31/1950 Fiscal Council Annual 3 10/24/2018 212.107.217-91 Economist 44 - Fiscal Council (Effective) Nominated by preferred No 100.00% stockholders Not applicable. João Costa 08/10/1950 Fiscal Council 04/25/2018 Annual 9 Economist 46 - Fiscal Council (Alternate) Nominated by the 10/24/2018 Yes 0.00% 476.511.728-68 controlling stockholder Not applicable. José Caruso Cruz Henriques 12/31/1947 Fiscal Council 04/25/2018 Annual 7 372.202.688-15 Lawyer 40 – Chairman of the Fiscal Council Elected by the 10/24/2018 Yes 100.00% controlling stockholder Not applicable.

12.5/6 - Composition and professional experience of the board of directors and fiscal council Professional experience / Statement of any conviction /Independence criteria Andre Balestrin Cestare - 213.634.648-25 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since August 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Officer since August 2017. - Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the retail banking; the analysis and disclosure of results and changes from budget; budgeting and monitoring of the performance of products under retail management. - Finance Superintendent from June 2015 to April 2016, responsible for the accounting management of loan operations; contact to regulatory bodies, including sending regulatory information on loan portfolio; and calculation and control of the allowance for loan losses. - Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget; calculating managerial result by product, sales channel and operation; and calculating the costing model. - Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget. - Finance Superintendent from June 2010 to June 2012, responsible for calculating the treasury managerial result, providing support to management of structural and proprietary holdings, and support to treasury managerial budget. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Renato Barbosa do Nascimento - 161.373.518-90 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2014 to July 2017, Mr. Nascimento took part in a 3-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as Audit Officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, he was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of financial industry entities, regulated by the Central Bank of Brazil. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a 2-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as Audit Senior Manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidade Paulista in 1998; Bachelor’s degree in Business Administration from Universidade Paulista in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 12.5/6 - Composition and professional experience of the board of directors and fiscal council Professional experience / Statement of any conviction /Independence criteria Andre Balestrin Cestare - 213.634.648-25 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since August 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Officer since August 2017. - Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the retail banking; the analysis and disclosure of results and changes from budget; budgeting and monitoring of the performance of products under retail management. - Finance Superintendent from June 2015 to April 2016, responsible for the accounting management of loan operations; contact to regulatory bodies, including sending regulatory information on loan portfolio; and calculation and control of the allowance for loan losses. - Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget; calculating managerial result by product, sales channel and operation; and calculating the costing model. - Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget. - Finance Superintendent from June 2010 to June 2012, responsible for calculating the treasury managerial result, providing support to management of structural and proprietary holdings, and support to treasury managerial budget. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Renato Barbosa do Nascimento - 161.373.518-90 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2014 to July 2017, Mr. Nascimento took part in a 3-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as Audit Officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, he was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of financial industry entities, regulated by the Central Bank of Brazil. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a 2-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as Audit Senior Manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidade Paulista in 1998; Bachelor’s degree in Business Administration from Universidade Paulista in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Tom Gouvêa Gerth - 256.166.718-94 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. PayPal do Brasil Serviços de Pagamentos Ltda.: Officer of the Controller’s Department for Latin America from June 2015 to June 2017 and Member of the Executive Committee for Latin America. Main activity of the company: Other activities of services rendered mainly to the companies not mentioned previously. Metropolitan Life Seguros e Previdência S.A. (MetLife): Controller from August 2013 to May 2015, responsible for financial reports, treasury, internal controls and taxes. Main activity of the company: Life insurance company. PricewaterhouseCoopers: Senior Manager, Mr. Gerth started his career in April 1998 and remained in the company until July 2013. He worked in the Capital Markets & Accounting Advisory Services Area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission (SEC). Mr. Gerth worked in the New York office from 2007 to 2009. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie in 1997; International Executive MBA from Fundação Instituto de Administração (FIA) completed in 2011; and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business. He is a US Certified Public Accountant (CPA) and Member of the American Institute of Certified Public Accountants (AICPA). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. André Sapoznik - 165.085.128-62 Itaú Unibanco Holding S.A.: Director Vice President since December 2016, responsible for Technology and Operations and Member of the Executive Committee. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. Mr. Sapoznik joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo and MBA from Stanford University Graduate School of Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Gilberto Frussa - 127.235.568-32 Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017. Main activity of the company: Lease operations. Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016; Lawyer from April 1995 to June 2006. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco S.A.: Officer since April 2014; currently Corporate Compliance Officer since March 2017. Mr. Frussa served as Legal Officer of Retail Products and Business from April 2016 to March 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the Banking Law Area from October 1993 to April 1995. Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993. Main activity of the company: Multiple-service banking, with investment portfolio. Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property Areas from September 1986 to May 1989. Other experiences: Brazilian Financial and Capital Markets Association (ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais): Chairman of the Legal Matters Committee from 2012 to 2015. Appeals Council for the National Financial System (CRSFN – Conselho de Recursos do Sistema Financeiro Nacional): Effective Member from 2000 to 2003 as representative of the National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento), and as representative of ANBIMA from 2011 to 2013. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tom Gouvêa Gerth - 256.166.718-94 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. PayPal do Brasil Serviços de Pagamentos Ltda.: Officer of the Controller’s Department for Latin America from June 2015 to June 2017 and Member of the Executive Committee for Latin America. Main activity of the company: Other activities of services rendered mainly to the companies not mentioned previously. Metropolitan Life Seguros e Previdência S.A. (MetLife): Controller from August 2013 to May 2015, responsible for financial reports, treasury, internal controls and taxes. Main activity of the company: Life insurance company. PricewaterhouseCoopers: Senior Manager, Mr. Gerth started his career in April 1998 and remained in the company until July 2013. He worked in the Capital Markets & Accounting Advisory Services Area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission (SEC). Mr. Gerth worked in the New York office from 2007 to 2009. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie in 1997; International Executive MBA from Fundação Instituto de Administração (FIA) completed in 2011; and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business. He is a US Certified Public Accountant (CPA) and Member of the American Institute of Certified Public Accountants (AICPA). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. André Sapoznik - 165.085.128-62 Itaú Unibanco Holding S.A.: Director Vice President since December 2016, responsible for Technology and Operations and Member of the Executive Committee. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. Mr. Sapoznik joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo and MBA from Stanford University Graduate School of Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Gilberto Frussa - 127.235.568-32 Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017. Main activity of the company: Lease operations. Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016; Lawyer from April 1995 to June 2006. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco S.A.: Officer since April 2014; currently Corporate Compliance Officer since March 2017. Mr. Frussa served as Legal Officer of Retail Products and Business from April 2016 to March 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the Banking Law Area from October 1993 to April 1995. Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993. Main activity of the company: Multiple-service banking, with investment portfolio. Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property Areas from September 1986 to May 1989. Other experiences: Brazilian Financial and Capital Markets Association (ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais): Chairman of the Legal Matters Committee from 2012 to 2015. Appeals Council for the National Financial System (CRSFN – Conselho de Recursos do Sistema Financeiro Nacional): Effective Member from 2000 to 2003 as representative of the National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento), and as representative of ANBIMA from 2011 to 2013. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Sergio Mychkis Goldstein - 282.310.718-57 Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since December 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Officer since December 2015. Responsible for the Whosale Legal Department and Tax Advisory, working in the following legal business lines/areas: (i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations. (ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private and institutional investors segments. (iii) Wealth Management Services: coordinating the performance of services to asset management operations of the Itaú Group, Private Banking, and custody and management activities of own and third-party funds. (iv) Mandatory Funds and Onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded. (v) Debt Restructuring: coordinating the performance of services to debt restructuring demands in corporate and middle-market segments, basically working in restructuring of contracts – out of court. (vi) Cross-border Loans/FX: coordinating the performance of services to demands for granting foreign and cross-border loans. (vii) High Volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations. (viii) Tax Advisory and Litigation. Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC), São Paulo (SP), in 2000, and Master’s degree in Banking and Finance from Boston University School of Law, Boston (MA), in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Sergio Mychkis Goldstein - 282.310.718-57 Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since December 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Officer since December 2015. Responsible for the Whosale Legal Department and Tax Advisory, working in the following legal business lines/areas: (i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations. (ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private and institutional investors segments. (iii) Wealth Management Services: coordinating the performance of services to asset management operations of the Itaú Group, Private Banking, and custody and management activities of own and third-party funds. (iv) Mandatory Funds and Onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded. (v) Debt Restructuring: coordinating the performance of services to debt restructuring demands in corporate and middle-market segments, basically working in restructuring of contracts – out of court. (vi) Cross-border Loans/FX: coordinating the performance of services to demands for granting foreign and cross-border loans. (vii) High Volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations. (viii) Tax Advisory and Litigation. Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC), São Paulo (SP), in 2000, and Master’s degree in Banking and Finance from Boston University School of Law, Boston (MA), in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member since 2014. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Emerson Macedo Bortoloto - 186.130.758-60 Itaú Unibanco Holding S.A.: Officer since November 2011. Main activity of the company: Holding company. Itaú Unibanco S.A.: Mr. Bortoloto joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he has been responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Mr. Bortoloto was also responsible for audits in the processes of information technology and retail credit analysis and granting. Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP). In 2004, Mr. Bortoloto obtained the CISA certification issued by ISACA. MBA in Internal Auditing from the Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Tatiana Grecco - 167.629.258-63 Itaú Unibanco Holding S.A.: Officer since June 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management Area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the private, corporate and institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management Area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendent of Technical Reserves and Senior Portfolio Manager from October 2001 to December 2008, in the Itaú Asset Management Area – Superintendence of Technical Reserves, responsible for the technical reserves management desk of insurance and capitalization companies, and public and private pension plan entities of the Itaú Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2018. Main activity of the company: Lease operations. Investimentos Bemge S.A.: Member of the Board of Director since April 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Academic background: Bachelor’s degree in Civil Construction Technology from Universidade Estadual Paulista Julio de Mesquita Filho (UNESP) in 1995; Postgraduate degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School, São Paulo, in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas, São Paulo, in 2012. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member since 2014. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Emerson Macedo Bortoloto - 186.130.758-60 Itaú Unibanco Holding S.A.: Officer since November 2011. Main activity of the company: Holding company. Itaú Unibanco S.A.: Mr. Bortoloto joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he has been responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Mr. Bortoloto was also responsible for audits in the processes of information technology and retail credit analysis and granting. Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP). In 2004, Mr. Bortoloto obtained the CISA certification issued by ISACA. MBA in Internal Auditing from the Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Tatiana Grecco - 167.629.258-63 Itaú Unibanco Holding S.A.: Officer since June 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management Area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the private, corporate and institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management Area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendent of Technical Reserves and Senior Portfolio Manager from October 2001 to December 2008, in the Itaú Asset Management Area – Superintendence of Technical Reserves, responsible for the technical reserves management desk of insurance and capitalization companies, and public and private pension plan entities of the Itaú Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2018. Main activity of the company: Lease operations. Investimentos Bemge S.A.: Member of the Board of Director since April 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Academic background: Bachelor’s degree in Civil Construction Technology from Universidade Estadual Paulista Julio de Mesquita Filho (UNESP) in 1995; Postgraduate degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School, São Paulo, in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas, São Paulo, in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer from August 2005 to February 2015; Director Vice President from February 2003 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. BM&F Bovespa S.A.: Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Virgilio Vita Neto - 223.403.628-30 Itaú Unibanco Holding S.A.: Officer since April 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. União de Bancos Brasileiros S.A.: Mr. Vita Neto joined the bank in February 2000, working as lawyer until June 2003, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations and real estate loans. From June 2003 to June 2008, Mr. Vita Neto worked as legal manager, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations, real estate loans, foreign exchange, derivatives and project financing until 2005, as well as retail legal consulting, and administrative and investigative proceedings, including consumer protection body. From June 2008 to October 2009, Mr. Vita Neto worked as legal superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, Mr. Vita Neto worked as legal superintendent from December 2009 to March 2011, responsible for retail legal consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca, Spain, in 2006; and Ph.D. in Civil Law – Contracts from Universidade de São Paulo in 2007. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rodrigo Luís Rosa Couto - 882.947.650-15 Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risks from February 2008 to December 2011. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since February 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Banco Itaú BBA S.A.: Officer since June 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations. Itaú Unibanco S.A.: Officer since December 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. McKinsey & Company: Associate from September 2005 to February 2008. Central Bank of Brazil: Inspector from 1998 to 2003. BIS’s Financial Stability Institute: Mr. Couto carried out an internship when he took part in the development, and was also member of the teaching staff, of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003. Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master of Business Administration, Finance major, from The Wharton School, University of Pennsylvania (2003-2005). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer from August 2005 to February 2015; Director Vice President from February 2003 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. BM&F Bovespa S.A.: Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Virgilio Vita Neto - 223.403.628-30 Itaú Unibanco Holding S.A.: Officer since April 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. União de Bancos Brasileiros S.A.: Mr. Vita Neto joined the bank in February 2000, working as lawyer until June 2003, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations and real estate loans. From June 2003 to June 2008, Mr. Vita Neto worked as legal manager, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations, real estate loans, foreign exchange, derivatives and project financing until 2005, as well as retail legal consulting, and administrative and investigative proceedings, including consumer protection body. From June 2008 to October 2009, Mr. Vita Neto worked as legal superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, Mr. Vita Neto worked as legal superintendent from December 2009 to March 2011, responsible for retail legal consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca, Spain, in 2006; and Ph.D. in Civil Law – Contracts from Universidade de São Paulo in 2007. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rodrigo Luís Rosa Couto - 882.947.650-15 Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risks from February 2008 to December 2011. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since February 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Banco Itaú BBA S.A.: Officer since June 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations. Itaú Unibanco S.A.: Officer since December 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. McKinsey & Company: Associate from September 2005 to February 2008. Central Bank of Brazil: Inspector from 1998 to 2003. BIS’s Financial Stability Institute: Mr. Couto carried out an internship when he took part in the development, and was also member of the teaching staff, of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003. Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master of Business Administration, Finance major, from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fernando Barçante Tostes Malta - 992.648.037-34 Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Board of Officers of Internal Controls and Compliance from March 2016 up to this date, and for the Executive Board of Officers of Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco from February 2015 to February 2016. He also served as officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit Department (Cards and Financing Companies) from February 2009 to April 2011; and Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009. He started his journey in 1988, working in many different positions. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Management in the Areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/initiatives from 1995 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Also served as alternate board member in Tecnologia Bancária S.A., as deputy board member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, as alternate board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A. Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro in 1989; MBA from Fundação Dom Cabral in 1998; extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; College Professor in Information Technology from PUC Rio de Janeiro. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Paulo Sergio Miron - 076.444.278-30 Itaú Unibanco Holding S.A.: Executive Officer since July 2015. Main activity of the company: Holding company. Mr. Miron held positions in the following governance bodies: Member of the Audit Committee of Porto Seguro, Member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal and Executive Officer of Instituto Unibanco. PricewaterhouseCoopers - São Paulo/SP: Partner from 1996 to 2015, serving as the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). PricewaterhouseCoopers - Brasília/DF: Partner from 2001 to 2008; from 2004 to 2008, served as the leading partner of the Government Services Area of PwC Brasil and, from 1997 to 2008, was the leading partner of the Banking Area of PwC Brasil. Mr. Miron was the coordinator of the financial institutions training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market. Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing. Academic background: Bachelor’s degree in Accounting from Universidade São Judas Tadeu - São Paulo and Economics from Universidade Mackenzie - São Paulo. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Adriano Cabral Volpini - 162.572.558-21 Itaú Unibanco Holding S.A.: Officer since February 2015 to April 2018; Officer elected on October 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Corporate Security Officer since July 2012; Mr. Volpini previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; and he worked in the Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Officer since April 2016. Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014, and Officer since January 2014. Main activity of the company: Lease operations. Academic Background: Bachelor’s degree in Social Communication from Fundação Armando Álvares Penteado – FAAP from 1991 to 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fernando Barçante Tostes Malta - 992.648.037-34 Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Board of Officers of Internal Controls and Compliance from March 2016 up to this date, and for the Executive Board of Officers of Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco from February 2015 to February 2016. He also served as officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit Department (Cards and Financing Companies) from February 2009 to April 2011; and Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009. He started his journey in 1988, working in many different positions. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Management in the Areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/initiatives from 1995 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Also served as alternate board member in Tecnologia Bancária S.A., as deputy board member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, as alternate board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A. Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro in 1989; MBA from Fundação Dom Cabral in 1998; extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; College Professor in Information Technology from PUC Rio de Janeiro. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Paulo Sergio Miron - 076.444.278-30 Itaú Unibanco Holding S.A.: Executive Officer since July 2015. Main activity of the company: Holding company. Mr. Miron held positions in the following governance bodies: Member of the Audit Committee of Porto Seguro, Member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal and Executive Officer of Instituto Unibanco. PricewaterhouseCoopers - São Paulo/SP: Partner from 1996 to 2015, serving as the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). PricewaterhouseCoopers - Brasília/DF: Partner from 2001 to 2008; from 2004 to 2008, served as the leading partner of the Government Services Area of PwC Brasil and, from 1997 to 2008, was the leading partner of the Banking Area of PwC Brasil. Mr. Miron was the coordinator of the financial institutions training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market. Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing. Academic background: Bachelor’s degree in Accounting from Universidade São Judas Tadeu - São Paulo and Economics from Universidade Mackenzie - São Paulo. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Adriano Cabral Volpini - 162.572.558-21 Itaú Unibanco Holding S.A.: Officer since February 2015 to April 2018; Officer elected on October 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Corporate Security Officer since July 2012; Mr. Volpini previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; and he worked in the Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Officer since April 2016. Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014, and Officer since January 2014. Main activity of the company: Lease operations. Academic Background: Bachelor’s degree in Social Communication from Fundação Armando Álvares Penteado – FAAP from 1991 to 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Caio Ibrahim David - 101.398.578-85 Itaú Unibanco Holding S.A.: Partner since 2010 and General Director since January 2019; Director Vice President from January 2017 to December 2018; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since May 2013; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Main activity of the company: Multiple-service banking, with investment portfolio. Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018. Main activity of the company: Lease operations. Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company. Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Payment services provider. Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019. Main activity of the company: Holding company. Itaú Corpbanca: CEO since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Caio Ibrahim David - 101.398.578-85 Itaú Unibanco Holding S.A.: Partner since 2010 and General Director since January 2019; Director Vice President from January 2017 to December 2018; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since May 2013; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Main activity of the company: Multiple-service banking, with investment portfolio. Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018. Main activity of the company: Lease operations. Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company. Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Payment services provider. Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019. Main activity of the company: Holding company. Itaú Corpbanca: CEO since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016.

Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Márcio de Andrade Schettini - 662.031.207-15 Itaú Unibanco Holding S.A.: General Director since July 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since April 2015; Director Vice President from November 2008 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Director Vice President from April 2004 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Electrical Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro, where Mr. Schettini specialized in systems and mathematical models. Master’s degree in Finance from University of London. He also attended the OPM Program at Harvard Business School. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: Co-chairman since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Márcio de Andrade Schettini - 662.031.207-15 Itaú Unibanco Holding S.A.: General Director since July 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since April 2015; Director Vice President from November 2008 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Director Vice President from April 2004 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Electrical Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro, where Mr. Schettini specialized in systems and mathematical models. Master’s degree in Finance from University of London. He also attended the OPM Program at Harvard Business School. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: Co-chairman since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008.

Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT). ́ Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT). ́ Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; President of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; President of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the

Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker- Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co- chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Iupar – Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA-USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker- Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co- chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Iupar – Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA-USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Reinaldo Guerreiro - 503.946.658-72 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017. Main activity of the company: Holding company. Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016. Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company. Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016. Main activity of the company: Oil exploration, extraction and refining. Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution. Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Trustees. Main activity of the company: Higher education – undergraduate and graduate courses. School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department. Main activity of the company: Higher education – undergraduate and graduate courses. FEA-USP Endowment Fund: Member of the Fiscal Council since 2016. Main activity of the fund: Raising and investment of funds to support FEA-USP. Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP) in 1977; Master’s degree in Accounting from FEA- USP (1985); Ph.D. in Comptrollership and Accounting from FEA-USP (1990); Habilitation degree (“livre-docência”) in Comptrollership and Accounting from FEA-USP (1995). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alkimar Ribeiro Moura - 031.077.288-53 Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company. São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over-the-counter markets. BM&F Bovespa S.A.: Market Supervision - Independent Member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body. Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking. Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Director from February 1994 to February 1996; Public Debt and Open Market Operations Officer from January 1987 to January 1988. Main activity of the company: Federal government agency. Banco Pirelli-Fintec: Officer from March 1988 to March 1993. ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Reinaldo Guerreiro - 503.946.658-72 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017. Main activity of the company: Holding company. Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016. Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company. Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016. Main activity of the company: Oil exploration, extraction and refining. Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution. Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Trustees. Main activity of the company: Higher education – undergraduate and graduate courses. School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department. Main activity of the company: Higher education – undergraduate and graduate courses. FEA-USP Endowment Fund: Member of the Fiscal Council since 2016. Main activity of the fund: Raising and investment of funds to support FEA-USP. Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP) in 1977; Master’s degree in Accounting from FEA- USP (1985); Ph.D. in Comptrollership and Accounting from FEA-USP (1990); Habilitation degree (“livre-docência”) in Comptrollership and Accounting from FEA-USP (1995). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alkimar Ribeiro Moura - 031.077.288-53 Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company. São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over-the-counter markets. BM&F Bovespa S.A.: Market Supervision - Independent Member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body. Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking. Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Director from February 1994 to February 1996; Public Debt and Open Market Operations Officer from January 1987 to January 1988. Main activity of the company: Federal government agency. Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking. Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Economics from Stanford University, California, in 1978. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Eduardo Azevedo do Valle - 598.809.967-04 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2016. Main activity of the company: Holding company. Valens Brasil Ltda. ME: Managing Partner since January 2015. Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others. BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015. Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics. Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014. Main activity of the company: Port and logistics support to oil exploration and production. Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012. Main activity of the company: Production of steel pipes for the oil and gas industry. Brasco Logística Offshore: CEO from January 2007 to March 2010. Main activity of the company: Port and logistics support to oil exploration and production. Praxair Distribution, Inc: Vice President from January 1999 to August 2003. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada. White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America. Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities. Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal): Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes. Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010. IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members NACD (National Association of Corporate Directors), USA: NACD Governance Fellow. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Carlos Roberto de Albuquerque Sá - 212.107.217-91 Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Alternate Member of the Fiscal Council from April 2015 to April 2016. Main activity of the company: Holding company. Marfrig S.A.: Effective Member of the Fiscal Council from 2016 to 2017; Alternate Member of the Fiscal Council from March 2011 to October 2012. Main activity of the company: Corporate management advisory services, except specific technical advisory services. Lojas Marisa S.A.: Coordinator of the Audit Committee since 2012. Main activity of the company: Retail business of apparel and accessories items. Moinhos Paulista S.A.: Coordinator of the Audit Committee since 2016. Main activity of the company: Wheat milling and production of by-products. KPMG Auditores Independentes: Officer from March 2003 to December 2010. Main activity of the company: Accounting and tax audit and consulting services. Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002. Main activity of the company: Pay TV operators. Sobremetal: Administrative and Financial Officer from March 1995 to December 1998. Main activity of the company: Steel and iron industry. Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994. Main activity of the company: Production of basic petrochemical products. Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988. Main activity of the company: Multiple-service banking. Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Economics from Stanford University, California, in 1978. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Eduardo Azevedo do Valle - 598.809.967-04 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2016. Main activity of the company: Holding company. Valens Brasil Ltda. ME: Managing Partner since January 2015. Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others. BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015. Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics. Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014. Main activity of the company: Port and logistics support to oil exploration and production. Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012. Main activity of the company: Production of steel pipes for the oil and gas industry. Brasco Logística Offshore: CEO from January 2007 to March 2010. Main activity of the company: Port and logistics support to oil exploration and production. Praxair Distribution, Inc: Vice President from January 1999 to August 2003. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada. White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America. Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities. Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal): Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes. Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010. IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members NACD (National Association of Corporate Directors), USA: NACD Governance Fellow. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Carlos Roberto de Albuquerque Sá - 212.107.217-91 Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Alternate Member of the Fiscal Council from April 2015 to April 2016. Main activity of the company: Holding company. Marfrig S.A.: Effective Member of the Fiscal Council from 2016 to 2017; Alternate Member of the Fiscal Council from March 2011 to October 2012. Main activity of the company: Corporate management advisory services, except specific technical advisory services. Lojas Marisa S.A.: Coordinator of the Audit Committee since 2012. Main activity of the company: Retail business of apparel and accessories items. Moinhos Paulista S.A.: Coordinator of the Audit Committee since 2016. Main activity of the company: Wheat milling and production of by-products. KPMG Auditores Independentes: Officer from March 2003 to December 2010. Main activity of the company: Accounting and tax audit and consulting services. Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002. Main activity of the company: Pay TV operators. Sobremetal: Administrative and Financial Officer from March 1995 to December 1998. Main activity of the company: Steel and iron industry. Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994. Main activity of the company: Production of basic petrochemical products. Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction. Det Norske Veritas: Financial Manager from March 1979 to December 1981. Main activity of the company: Engineering services. Academic background: Bachelor’s degree in Economics from Candido Mendes in 1973; Bachelor’s degree in Accounting from Moraes Júnior in 1981; Postgraduate degree in Finance from PUC/RJ in 1995. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Costa - 476.511.728-68 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Fiscal Council since April 2009. Main activity of the company: Holding company. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008. Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Caruso Cruz Henriques - 372.202.688-15 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company. Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaucard S.A.: Officer from March 2000 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003. Main activity of the company: Securities dealer. Banco Itaú Cartões S.A.: Managing Officer from July to October 2000. Main activity of the company: Investment banking. Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003. Main activity of the company: Retail trading specialized in IT equipment and supplies. Corhen Serviços Ltda.: Executive President since 2003. Main activity of the company: Combined office and administrative support services. Academic background: Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Main activity of the company: Supporting activities for oil and natural gas extraction. Det Norske Veritas: Financial Manager from March 1979 to December 1981. Main activity of the company: Engineering services. Academic background: Bachelor’s degree in Economics from Candido Mendes in 1973; Bachelor’s degree in Accounting from Moraes Júnior in 1981; Postgraduate degree in Finance from PUC/RJ in 1995. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Costa - 476.511.728-68 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Fiscal Council since April 2009. Main activity of the company: Holding company. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008. Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Caruso Cruz Henriques - 372.202.688-15 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company. Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaucard S.A.: Officer from March 2000 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003. Main activity of the company: Securities dealer. Banco Itaú Cartões S.A.: Managing Officer from July to October 2000. Main activity of the company: Investment banking. Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003. Main activity of the company: Retail trading specialized in IT equipment and supplies. Corhen Serviços Ltda.: Executive President since 2003. Main activity of the company: Combined office and administrative support services. Academic background: Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Description of other positions held**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Antonio Carlos Barbosa de Oliveira	Audit Committee	Committee member (effective)	Engineer	04/26/2018	Annual	0.00%
528.154.718-68			06/13/1951	06/25/2018	0	
Not applicable.						
Antonio Francisco de Lima Neto	Audit Committee	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
231.877.943-00			06/13/1965	06/25/2018	3	
Not applicable.						
Diego Fresco Gutierrez	Audit Committee	Committee member (effective)	Accountant	04/26/2018	Annual	100.00%
214.970.328-90			01/24/1970	06/25/2018	5	
Not applicable.						
Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/26/2018	Annual	94.44%
101.942.071-53			12/19/1952	06/25/2018	1	
Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee						
Maria Helena dos Santos Fernandes de Santana	Audit Committee	Committee member (effective)	Economist	04/26/2018	Annual	94.44%
036.221.618-50			06/23/1959	06/25/2018	4	
Not applicable.						
Rogério Paulo Calderón Peres	Audit Committee	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
035.248.608-26			02/02/1962	06/25/2018	2	
Not applicable.						
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
101.942.071-53			12/19/1952	04/26/2018	2	
Member of the Board of Directors Chairman of the Audit Committee Member of the Related Parties Committee						
Geraldo José Carbone	Compensation Committee	Committee member (effective)	Economist	01/31/2019	Annual	0.00%
952.589.818-00			08/02/1956	01/31/2019	0	
Not applicable.

Pedro Luiz Bodin de Moraes Compensation Committee Committee member (effective) Economist 04/26/2018 Annual 100.00% 548.346.867-87 04/26/2018 8 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee Pedro Moreira Salles Compensation Committee Committee member (effective) Banker 04/26/2018 Annual 100.00% 551.222.567-72 10/20/1959 04/26/2018 8 Co-chairman of the Board of Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee Pedro Luiz Bodin de Moraes Compensation Committee Committee member (effective) Economist 04/26/2018 Annual 100.00% 548.346.867-87 04/26/2018 8 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee Pedro Moreira Salles Compensation Committee Committee member (effective) Banker 04/26/2018 Annual 100.00% 551.222.567-72 10/20/1959 04/26/2018 8 Co-chairman of the Board of Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee	Compensation Committee	Chairman of the Committee	Engineer 10/13/1954	04/26/2018 04/26/2018	Annual 1	100.00%
Alexsandro Broedel 031.212.717-09 Executive Officer Investor Relations Officer	Other committees	Chairman of the Committee	Accountant 10/05/1974	04/26/2018 04/26/2018	Annual 5	100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 09/01/1958	04/26/2018 04/26/2018	Annual 9	100.00%

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Description of other positions held Date of Date of investiture Number of birth consecutive terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member (effective) Business 04/26/2018 Annual 50.00% Administrator 014.414.218-07 Disclosure and Trading 04/26/2018 10 Committee 09/01/1958 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member (effective) Business 04/26/2018 Annual 100.00% Administrator 014.414.218-07 Personnel Committee 04/26/2018 3 09/01/1958 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 01/31/2019 Annual 0.00% Administrator 014.414.218-07 Social Responsibility 01/31/2019 0 Committee 09/01/1958 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Description of other positions held Date of Date of investiture Number of birth consecutive terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member (effective) Business 04/26/2018 Annual 50.00% Administrator 014.414.218-07 Disclosure and Trading 04/26/2018 10 Committee 09/01/1958 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member (effective) Business 04/26/2018 Annual 100.00% Administrator 014.414.218-07 Personnel Committee 04/26/2018 3 09/01/1958 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 01/31/2019 Annual 0.00% Administrator 014.414.218-07 Social Responsibility 01/31/2019 0 Committee 09/01/1958 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Officer	Other committees Disclosure and Trading Committee	Committee member (effective)	Lawyer 03/28/1977	04/26/2018 04/26/2018	Annual 4	100.00%
Ana Lúcia de Mattos Barreto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees	Committee member (effective)	Pedagogic Professional 10/25/1973	04/26/2018 04/26/2018	Annual 0	0.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Nomination and Corproate Governance Committee Member of the Social Responsibility Committee	Nomination and Corporate Governance Committee Other committees Personnel Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/26/2018 04/26/2018	Annual 0	0.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee	Other Committees Social Responsiblity Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	01/31/2019 01/31/2019	Annual 0	0.00%
Caio Ibrahim David 101.398.578-85 General Director	Other committees Disclosure and Trading Committee	Committee member (effective)	Engineer 01/10/1968	04/26/2018 04/26/2018	Annual	100.00%
Candido Botelho Bracher 039.690.188-38 Chief Executive Officer	Other Committees Social Responsibility Committee	Committee member (effective)	Business Administrator 12/05/1958	01/31/2019 01/31/2019	Annual 0	0.00%
Carlos Henrique Donegá Aidar 076.630.558-96 Not applicable.	Other committees Disclosure and Trading Committee	Committee member (effective)	Economist 10/19/1965	04/26/2018 04/26/2018	Annual 4	75.00%
Claudia Politanski 132.874.158-32 Director Vice-President	Social Responsibility Committee	Committee member (effective)	Lawyer 08/31/1970	01/31/2019 01/31/2019	Annual 0	0.00%

Fábio Colletti Barbosa Other committees Committee member (effective) Business 04/26/2018 Annual 100.00% Administrator 771.733.258-20 Personnel Committee 10/03/1954 04/26/2018 3 Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member (effective) Business 04/26/2018 Annual 100.00% Administrator 771.733.258-20 Personnel Committee 10/03/1954 04/26/2018 3 Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Description of other positions held Date of Date of investiture Number of birth consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member (effective) Business 04/26/2018 Annual 100.00% Administrator 04/26/2018 3 771.733.258-20 Nomination and Corporate 10/03/1954 Governance Committee Member of the Board of Directors Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member (effective) Business 04/26/2018 Annual 100.00% Administrator 04/26/2018 3 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Chairman of the Committee 100.00% Fábio Colletti Barbosa Other committees Business 04/26/2018 Annual Administrator 771.733.258-20 Related Parties Committee 04/26/2018 1 10/03/1954 Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Description of other positions held Date of Date of investiture Number of birth consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member (effective) Business 04/26/2018 Annual 100.00% Administrator 04/26/2018 3 771.733.258-20 Nomination and Corporate 10/03/1954 Governance Committee Member of the Board of Directors Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member (effective) Business 04/26/2018 Annual 100.00% Administrator 04/26/2018 3 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Chairman of the Committee 100.00% Fábio Colletti Barbosa Other committees Business 04/26/2018 Annual Administrator 771.733.258-20 Related Parties Committee 04/26/2018 1 10/03/1954 Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee

Fábio Colletti Barbosa Other committees Committee member (effective) Business 01/31/2019 Annual 0.00% Administrator 771.733.258-20 Social Responsibility Committee 01/31/209 0 10/03/1954 Member of the Board of Directors Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Fernando Marsella Chacon Ruiz Other committees Committee member (effective) Mathematician 04/26/2018 Annual 75.00% 030.086.348-93 Disclosure and Trading 08/29/1965 04/26/2018 9 Committee Not applicable. Fábio Colletti Barbosa Other committees Committee member (effective) Business 01/31/2019 Annual 0.00% Administrator 771.733.258-20 Social Responsibility Committee 01/31/209 0 10/03/1954 Member of the Board of Directors Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Fernando Marsella Chacon Ruiz Other committees Committee member (effective) Mathematician 04/26/2018 Annual 75.00% 030.086.348-93 Disclosure and Trading 08/29/1965 04/26/2018 9 Committee Not applicable.

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Gustavo Jorge Laboissière Loyola	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
101.942.071-53	Related Parties Committee		12/19/1952	04/26/2018	5	
Member of the Board of Directors Chairman of the Audit Committee Member of the Compensation Committee						
João Moreira Salles	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	100.00%
295.520.008-58	Strategy Committee		04/11/1981	04/26/2018	1	
Member of the Board of Directors						
José Galló	Other committees	Committee member (effective)	Business Administrator	04/26/2018	Annual	100.00%
032.767.670-15	Personnel Committee		09/11/1951	04/26/2018	2	
Member of the Board of Directors						
Leila Cristiane Barboza Braga de Melo	Other committees	Committee member (effective)	Lawyer	04/26/2018	Annual	50.00%
153.451.838-05	Disclosure and Trading Committee		10/04/1971	04/26/2018	6	
Executive Officer						
Marco Ambrogio Crespi Bonomi	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	0.00%
700.536.698-00	Nomination and Corporate Governance Committee		05/06/1956	04/26/2018	1	
Member of the Board of Directors Member of the Capital and Risk Management Committee						
Marco Ambrogio Crespi Bonomi	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	0.00%
700.536.698-00	Capital and Risk Management Committee		05/06/1956	04/26/2018	0	
Member of the Board of Directors Member of the Nomination and Corporate Governance Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/26/2018	Annual	100.00%
548.346.867-87	Capital and Risk Management Committee		07/13/1956	04/26/2018	9	
Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee						
Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/26/2018	Annual	93.33%
548.346.867-87	Related Parties Committee		07/13/1956	04/26/2018	5	
Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Compensation Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Pedro Moreira Salles	Other committees	Chairman of the Committee	Banker	04/26/2018	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	04/26/2018	9	
Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee						
Pedro Moreira Salles	Other committees	Chairman of the Committee	Banker	04/26/2018	Annual	100.00%
551.222.567-72	Nomination and Corporate Governance Committee		10/20/1959	04/26/2018	9	
Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee						
Pedro Moreira Salles	Other committees	Chairman of the Committee	Banker	04/26/2018	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	04/26/2018	9	
Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee Member of the Social Responsibility Committee						
Pedro Moreira Salles	Other committees	Committee member (effective)	Banker	01/31/2019	Annual	0.00%
551.222.567-72	Social Responsibility Committee		10/20/1959	01/31/2019	0	
Co7-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Description of other positions held Date of Date of investiture Number of birth consecutive terms of office Other positions held/roles performed at the issuer Ricardo Villela Marino Other committees Committee member (effective) Engineer 04/26/2018 Annual 100.00% 252.398.288-90 Strategy Committee 01/28/1974 04/26/2018 8 Member of the Board of Directors Roberto Egydio Setubal Other committees Committee member (effective) Engineer 04/26/2018 Annual 100.00% 007.738.228-52 Strategy Committee 10/13/1954 04/26/2018 9 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member (effective) Engineer 04/26/2018 Annual 87.50% 007.738.228-52 Capital and Risk Management 10/13/1954 04/26/2018 9 Committee Co-chairman of the Board of Directors Member of the Strategy Committee Chairman of the Compensation Committee 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Description of other positions held Date of Date of investiture Number of birth consecutive terms of office Other positions held/roles performed at the issuer Ricardo Villela Marino Other committees Committee member (effective) Engineer 04/26/2018 Annual 100.00% 252.398.288-90 Strategy Committee 01/28/1974 04/26/2018 8 Member of the Board of Directors Roberto Egydio Setubal Other committees Committee member (effective) Engineer 04/26/2018 Annual 100.00% 007.738.228-52 Strategy Committee 10/13/1954 04/26/2018 9 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member (effective) Engineer 04/26/2018 Annual 87.50% 007.738.228-52 Capital and Risk Management 10/13/1954 04/26/2018 9 Committee Co-chairman of the Board of Directors Member of the Strategy Committee Chairman of the Compensation Committee

12.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira - 528.154.718-68 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2018. Main activity of the company: Holding company. Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018. Main activity of the company: Activities pertinent to culture and arts associations. Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division. Main activity of the company: Wholesale trading of IT equipment. Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983. Main activity of the company: Wholesale trading of IT equipment. Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016. “Amigos da Poli” Endownment Fund: Vice President of the Board in 2012. Main activity of the company: Activities pertinent to associations not mentioned previously. VISA Argentina: Officer from 1997 to 2001. Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001. Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994. Main activity of the company: Educational support activities, except for school funds. Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Antonio Francisco de Lima Neto - 231.877.943-00 Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple-service banking, with commercial portfolio. Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009. BB Securities Limited: Member of the Board of Directors from 2004 to 2005. Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005. Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009. BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007. Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996). 12.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira - 528.154.718-68 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2018. Main activity of the company: Holding company. Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018. Main activity of the company: Activities pertinent to culture and arts associations. Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division. Main activity of the company: Wholesale trading of IT equipment. Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983. Main activity of the company: Wholesale trading of IT equipment. Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016. “Amigos da Poli” Endownment Fund: Vice President of the Board in 2012. Main activity of the company: Activities pertinent to associations not mentioned previously. VISA Argentina: Officer from 1997 to 2001. Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001. Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994. Main activity of the company: Educational support activities, except for school funds. Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Antonio Francisco de Lima Neto - 231.877.943-00 Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple-service banking, with commercial portfolio. Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009. BB Securities Limited: Member of the Board of Directors from 2004 to 2005. Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005. Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009. BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007. Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Diego Fresco Gutierrez - 214.970.328-90 Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company. Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company. Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016. Main activity of the company: Administration of organized securities markets. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB). Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000. Main activity of the company: Multilateral group – corporate governance. International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016. Main activity of the company: Multilateral group that sets integrated reporting standards. Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member. Main activity of the company: Non-profit association. Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017. Main activity of the company: Retailing. Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Diego Fresco Gutierrez - 214.970.328-90 Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company. Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company. Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016. Main activity of the company: Administration of organized securities markets. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB). Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000. Main activity of the company: Multilateral group – corporate governance. International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016. Main activity of the company: Multilateral group that sets integrated reporting standards. Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member. Main activity of the company: Non-profit association. Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017. Main activity of the company: Retailing. Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017.

Main activity of the company: Communication and IT. CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015. Main activity of the company: Electric energy distribution. International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012. Main activity of the company: Non-profit organization. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012. Main activity of the company: Public administration in general. Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights. São Paulo Stock Exchange (BOVESPA): Ms. Santana worked at BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão) from 1994 to 2006, initially in the Special Projects Department and, from 2000 to 2006, as Executive Superintendent of Relationships with Companies. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation. Main activity of the company: Administration of organized securities markets. Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rogério Paulo Calderón Peres - 035.248.608-26 Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer from April 2009 to April 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014. Main activity of the company: Lease operations. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006. Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors. Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee. PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions. Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Geraldo José Carbone - 952.589.818-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors to June 2017 from April 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee and of the Nomination and Corporate Governance Committee since May 2017. Non-administrative member of the Compensationy Committee since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Managing Vice President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaubank S.A.: Managing Vice President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Vida e Previdência S.A.: Managing Vice President from March 2009 to March 2011. Main activity of the company: Life insurance. Main activity of the company: Communication and IT. CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015. Main activity of the company: Electric energy distribution. International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012. Main activity of the company: Non-profit organization. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012. Main activity of the company: Public administration in general. Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights. São Paulo Stock Exchange (BOVESPA): Ms. Santana worked at BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão) from 1994 to 2006, initially in the Special Projects Department and, from 2000 to 2006, as Executive Superintendent of Relationships with Companies. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation. Main activity of the company: Administration of organized securities markets. Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rogério Paulo Calderón Peres - 035.248.608-26 Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer from April 2009 to April 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014. Main activity of the company: Lease operations. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006. Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors. Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee. PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions. Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Geraldo José Carbone - 952.589.818-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors to June 2017 from April 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee and of the Nomination and Corporate Governance Committee since May 2017. Non-administrative member of the Compensationy Committee since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Managing Vice President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaubank S.A.: Managing Vice President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Vida e Previdência S.A.: Managing Vice President from March 2009 to March 2011. Main activity of the company: Life insurance.

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011. Main activity of the company: Corporate management advisory services, except specific technical advisory services. GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding companies of non-financial institutions. Bank Boston: CEO from July 1987 to August 2006; Vice President of the Asset Management Division from 1994 to 1997; Officer of the Economics Department and of the Investment Research Unit in Brazil from 1991 to 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo in 1978 Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT). ́ Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011. Main activity of the company: Corporate management advisory services, except specific technical advisory services. GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding companies of non-financial institutions. Bank Boston: CEO from July 1987 to August 2006; Vice President of the Asset Management Division from 1994 to 1997; Officer of the Economics Department and of the Investment Research Unit in Brazil from 1991 to 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo in 1978 Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT). ́ Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company. Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co- chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors, elected in April 2018, a process under scrutiny by the Central Bank of Brazil; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Main activity of the company: Holding company. Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co- chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors, elected in April 2018, a process under scrutiny by the Central Bank of Brazil; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member since 2014. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Member of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker- Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member since 2014. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Member of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker- Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Membro do Conselho de Inovação desde agosto de 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: Co-chairman since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Caio Ibrahim David - 101.398.578-85 Itaú Unibanco Holding S.A.: Partner since 2010 and Director Vice President since January 2017; currently the CFO and CRO of the conglomerate; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since May 2013; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Main activity of the company: Multiple-service banking, with investment portfolio. Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018. Main activity of the company: Lease operations. Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company. Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Payment services provider. Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Membro do Conselho de Inovação desde agosto de 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: Co-chairman since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Caio Ibrahim David - 101.398.578-85 Itaú Unibanco Holding S.A.: Partner since 2010 and Director Vice President since January 2017; currently the CFO and CRO of the conglomerate; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since May 2013; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Main activity of the company: Multiple-service banking, with investment portfolio. Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018. Main activity of the company: Lease operations. Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company. Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Payment services provider. Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Officer since April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S. A.: Officer since April 2015. Main activity of the company: Payment services provider. Itauseg Participações S.A.: Officer since September 2014. Main activity of the company: Holding company of non-financial institutions. In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for: preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies. Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. Carlos Henrique Donegá Aidar - 076.630.558-96 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Officer since April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S. A.: Officer since April 2015. Main activity of the company: Payment services provider. Itauseg Participações S.A.: Officer since September 2014. Main activity of the company: Holding company of non-financial institutions. In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for: preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies. Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Fernando Marsella Chacon Ruiz - 030.086.348-93 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Officer from November 2008 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986; extension course in Technology (Specialization) and Financial Administration in 1986. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Iupar – Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA-USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Fernando Marsella Chacon Ruiz - 030.086.348-93 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Officer from November 2008 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986; extension course in Technology (Specialization) and Financial Administration in 1986. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Iupar – Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA-USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.